Exhibit 3.3

ARTICLE OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

BANCSHARES OF FLORIDA, INC.

Pursuant to the provisions of Section 607.1002 and 607.1006, Florida Statutes, Bancshares of Florida, Inc. adopts the following Article of Amendment to its Restated Articles of Incorporation:

Amendment adopted:

Article I of the Restated Articles of Incorporation of Bancshares of Florida, Inc. is hereby amended as follows:

The name of the corporation is “Bank of Florida Corporation.”

The foregoing Amendment was adopted by affirmative vote of a sufficient number of the single class of shareholders of Bancshares of Florida, Inc. at a Special Meeting of Shareholders held on December 20, 2006.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation executed this Article of Amendment on this 20th day of December, 2006.

BANCSHARES OF FLORIDA, INC.

/s/ Michael L. McMullan
Michael L. McMullan
President and Chief Executive Officer